Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED JUNE 30, 2024

AND

DECLARATION OF SPECIAL DIVIDEND

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Tuya Inc. (“Tuya” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the three months ended June 30, 2024.

The Company is pleased to announce (i) the unaudited condensed consolidated results of the Group for the three months ended June 30, 2024 (the “Q2 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), and (ii) the declaration of a special dividend (the “Special Dividend”).

The Q2 Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards.

Attached hereto as Schedule I is the full text of the press release issued by the Company on August 26, 2024 (U.S. Eastern Time) in relation to the Q2 Results and the declaration of the Special Dividend, some of which may constitute material inside information of the Company.

* For identification purposes only

1

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q2 Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, August 26, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

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SCHEDULE I

Tuya Reports Second Quarter 2024 Unaudited Financial Results and Declaration of Special Dividend

SANTA CLARA, Calif., August 26, 2024/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced its unaudited financial results for the second quarter ended June 30, 2024 and the declaration of a special cash dividend.

Second Quarter 2024 Financial Highlights

•	Total revenue was US$73.3 million, up approximately 28.6% year over year (2Q2023: US$57.0 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$54.3 million, up approximately 32.0% year over year (2Q2023: US$41.1 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$9.6 million, up approximately 2.4% year over year (2Q2023: US$9.4 million).

•	Smart solution revenue was US$9.4 million, up approximately 44.2% year over year (2Q2023: US$6.5 million).

•	Overall gross margin increased to 48.0%, up 1.3 percentage points year over year (2Q2023: 46.7%). Gross margin of IoT PaaS increased to 47.6%, up 3.4 percentage points year over year (2Q2023: 44.2%).

•	Operating margin was negative 14.1%, improved by 41.0 percentage points year over year (2Q2023: negative 55.1%). Non-GAAP operating margin was 10.0%, improved by 21.2 percentage points year over year (2Q2023: negative 11.2%), marking the Company’s first positive quarterly non-GAAP operating margin.

•	Net margin was 4.3%, improved by 45.6 percentage points year over year (2Q2023: negative 41.3%). Non-GAAP net margin was 28.4%, improved by 25.7 percentage points year over year (2Q2023: 2.7%).

•	Net cash generated from operating activities was US$11.8 million (2Q2023: US$7.5 million).

•	Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,000.1 million as of June 30, 2024, compared to US$984.3 million as of December 31, 2023.

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

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Second Quarter 2024 Operating Highlights

•	IoT PaaS customers[1] for the second quarter of 2024 were approximately 2,100 (2Q2023: approximately 2,300). Total customers for the second quarter of 2024 were approximately 3,000 (2Q2023: approximately 3,300). The Company’s key-account strategy has enabled it to focus on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended June 30, 2024 were 280 (2Q2023: 251). In the second quarter of 2024, the Company’s premium IoT PaaS customers contributed approximately 84.8% of its IoT PaaS revenue (2Q2023: approximately 79.8%).

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended June 30, 2024 was 127% (2Q2023: 58%).

•	Registered IoT device and software developers were over 1,192,000 as of June 30, 2024, up 20.1% from approximately 993,000 developers as of December 31, 2023.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same Company of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “The second quarter of 2024 marks a significant milestone for our company, as we attained a quarterly non-GAAP operating profit for the first time in our history with an operating margin of about 10%. This achievement demonstrates the effectiveness of our business model and highlights the operational leverage within our business, as well as our commitment to delivering on our promises. As the world’s leading cloud platform service provider, we are entering a new phase in the smart technology sector. This progress is fueled by a more favorable competitive environment, GenAI technology advancements, renewed momentum in the smart consumer electronics and smart business markets, and, more importantly, Tuya’s unwavering commitment to strategic decisions and execution focused on customers, product innovation, and operations. Looking ahead, we remain focused on driving long-term revenue growth and achieving solid profit margins, while continuing to deliver the best smart technology solutions to our global customers and partners.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “Our strong financial performance in the second quarter was underscored by a 29% year-over-year increase in total revenue, reaching $73.3 million. Our IoT PaaS revenue grew by 32% year-over-year, fueled by a resurgence in industry demand and our ability to attract new customers while strengthening partnerships with existing ones. Meanwhile, our smart solutions revenue saw a 44.2% year-over-year increase, reflecting the strong market demand and the value proposition of our offerings. Crucially, our strong revenue growth, enhanced efficiency, stable gross margins, and excellent control over expenses and costs led to Tuya’s first-ever non-GAAP operational profitability in this quarter. Looking ahead, we are confident that Tuya’s strong financial and operational foundation will continue to drive sustainable growth and profit margin improvements.”

4

Second Quarter 2024 Unaudited Financial Results

REVENUE

Total revenue in the second quarter of 2024 increased by 28.6% to US$73.3 million from US$57.0 million in the same period of 2023, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

•	IoT PaaS revenue in the second quarter of 2024 increased by 32.0% to US$54.3 million from US$41.1 million in the same period of 2023, primarily due to reduced downstream inventory backlog, a global economic recovery compared with the same period of 2023, and the Company’s strategic focus on customer needs and product enhancements. As a result, the Company’s DBNER of IoT PaaS for the trailing 12 months ended June 30, 2024 increased to 127% from 58% for the trailing 12 months ended June 30, 2023.

•	SaaS and others revenue in the second quarter of 2024 increased by 2.4% to US$9.6 million from US$9.4 million in the same period of 2023. During the quarter, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue in the second quarter of 2024 increased by 44.2% to US$9.4 million from US$6.5 million in the same period of 2023, primarily due to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

COST OF REVENUE

Cost of revenue in the second quarter of 2024 increased by 25.4% to US$38.1 million from US$30.4 million in the same period of 2023, generally in line with the increase in the Company’s total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the second quarter of 2024 increased by 32.1% to US$35.2 million from US$26.6 million in the same period of 2023 and gross margin increased to 48.0% in the second quarter of 2024 from 46.7% in the same period of 2023.

•	IoT PaaS gross margin in the second quarter of 2024 was 47.6%, compared to 44.2% in the same period of 2023, primarily due to the changes in product mix and increased product value.

•	SaaS and others gross margin in the second quarter of 2024 was 71.0%, compared to 74.5% in the same period of 2023, due to the variations in product and service mix.

•	Smart solution gross margin in the second quarter of 2024 was 26.8%, compared to 23.0% in the same period of 2023, primarily due to the high-value product solutions the Company provided to its customers during the second quarter of 2024.

5

OPERATING EXPENSES

Operating expenses decreased by 21.6% to US$45.5 million in the second quarter of 2024 from US$58.1 million in the same period of 2023. Non-GAAP operating expenses decreased by 15.6% to US$27.8 million in the second quarter of 2024 from US$33.0 million in the same period of 2023. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses in the second quarter of 2024 were US$23.0 million, down 13.1% from US$26.5 million in the same period of 2023, primarily due to the decrease in employee-related costs. During this quarter, average salaried employee headcount of the Company’s research and development team was down approximately 16.7% year over year, but remained relatively stable compared to the previous quarter. Non-GAAP adjusted research and development expenses in the second quarter of 2024 were US$19.6 million, compared to US$22.5 million in the same period of 2023.

•	Sales and marketing expenses in the second quarter of 2024 were US$9.4 million, down 4.5% from US$9.8 million in the same period of 2023, primarily due to the decrease in employee-related costs. Non-GAAP adjusted sales and marketing expenses in the second quarter of 2024 were US$8.2 million, compared to US$8.2 million in the same period of 2023.

•	General and administrative expenses in the second quarter of 2024 were US$16.9 million, down 30.5% compared to US$24.3 million in the same period of 2023, primarily due to the decline in credit-related impairment of long-term investments. Non-GAAP adjusted general and administrative expenses in the second quarter of 2024 were US$3.7 million, compared to US$4.8 million in the same period of 2023.

•	Other operating income, net in the second quarter of 2024 was US$3.7 million, primarily due to the receipt of software value-added tax refunds and various general subsidies for enterprises.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the second quarter of 2024 narrowed by 67.1% to US$10.3 million from US$31.4 million in the same period of 2023. The Company had a non-GAAP profit from operations of US$7.4 million in the second quarter of 2024, compared to a non-GAAP loss from operations of US$6.4 million in the same period of 2023, achieving operating profitability on a non-GAAP basis for the first time.

Operating margin in the second quarter of 2024 was negative 14.1%, improved by 41.0 percentage points from negative 55.1% in the same period of 2023. Non-GAAP operating margin in the second quarter of 2024 was 10.0%, improved by 21.2 percentage points from negative 11.2% in the same period of 2023.

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NET LOSS/PROFIT AND NET MARGIN

The Company had a net profit of US$3.1 million in the second quarter of 2024, compared to a net loss of US$23.5 million in the same period of 2023, marking it the first fiscal quarter that the Company has achieved break-even profitability on a GAAP basis. The difference between loss from operations and net profit in the second quarter of 2024 was primarily because of a US$12.5 million interest income achieved mainly due to well implemented treasury strategies on the Company’s cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Company had a non-GAAP net profit of US$20.8 million in the second quarter of 2024, up 1,276.5% compared to US$1.5 million in the same period of 2023, demonstrating the Company’s ability to sustain strong profitability on a non-GAAP basis.

Net margin in the second quarter of 2024 was 4.3%, improving by 45.6 percentage points from negative 41.3% in the same period of 2023. Non-GAAP net margin in the second quarter of 2024 was 28.4%, improving by 25.7 percentage points from 2.7% in the same period of 2023.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net profit per ADS was US$0.01 in the second quarter of 2024, compared to basic and diluted net loss of US$0.04 in the same period of 2023. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.04 in the second quarter of 2024, compared to non-GAAP basic and diluted net profit of US$0.00 in the same period of 2023.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,000.1 million as of June 30, 2024, compared to US$984.3 million as of December 31, 2023, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the second quarter of 2024 was US$11.8 million, compared to US$7.5 million in the same period of 2023. The net cash generated from operating activities for the second quarter of 2024 improved mainly due to the increase in the Company’s revenue, and the decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

7

Business Outlook

With the stabilizing macroeconomic environment, normalizing downstream inventory levels, and growing demand for consumer electronics, the industry is currently on a positive trajectory. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like generative AI, the Company is confident in its business prospects.

The Company will remain committed to continuously iterating and improving its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interests rate volatility, and broader geopolitical uncertainties.

Declaration of Special Dividend and Record Date

On August 26, 2024, the Board has approved the declaration and distribution of a special dividend (the “Special Dividend”) of US$0.0589 per ordinary share, or US$0.0589 per ADS, to such holders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the Special Dividend will be approximately US$33 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors.

In order to qualify for the Special Dividend, with respect to ordinary shares registered on the Company’s Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Wednesday, September 11, 2024, Hong Kong time; and with respect to the ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Tuesday, September 10, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

8

Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement.

The payment date is expected to be on or around October 9, 2024 for holders of ordinary shares, and on or around October 15, 2024 for holders of ADSs.

Conference Call Information

The Company’s management will hold a conference call at 08:30 P.M. Eastern Time on Monday, August 26, 2024 (08:30 A.M. Beijing Time on Tuesday, August 27, 2024) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://register.vevent.com/register/BI51298387e78143d9935bd5c0ea03f104

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.tuya.com, and a replay of the webcast will be available following the session.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

9

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of	As of
	December 31,	June 30,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	498,688	614,767
Restricted cash	–	152
Short-term investments	291,023	175,218
Accounts receivable, net	9,214	6,763
Notes receivable, net	4,955	7,271
Inventories, net	32,865	28,088
Prepayments and other current assets, net	11,053	19,027

Total current assets	847,798	851,286

Non-current assets:
Property, equipment and software, net	2,589	2,394
Operating lease right-of-use assets, net	7,647	6,007
Long-term investments	207,489	220,401
Other non-current assets, net	877	9,562

Total non-current assets	218,602	238,364

Total assets	1,066,400	1,089,650

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,577	11,638
Advances from customers	31,776	32,299
Deferred revenue, current	6,802	6,504
Accruals and other current liabilities	32,807	30,625
Incomes tax payables	689	–
Lease liabilities, current	3,883	3,872

Total current liabilities	87,534	84,938

Non-current liabilities:
Lease liabilities, non-current	3,904	2,120
Deferred revenue, non-current	506	425
Other non-current liabilities	3,891	2,300

Total non-current liabilities	8,301	4,845

Total liabilities	95,835	89,783

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of	As of
	December 31,	June 30,
	2023	2024
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(53,630)	(43,628)
Additional paid-in capital	1,616,105	1,637,052
Accumulated other comprehensive loss	(17,091)	(18,323)
Accumulated deficit	(574,848)	(575,263)

Total shareholders’ equity	970,565	999,867

Total liabilities and shareholders’ equity	1,066,400	1,089,650

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2024	2023	2024
Revenue	57,004	73,279	104,489	134,941
Cost of revenue	(30,363)	(38,087)	(56,820)	(70,264)

Gross profit	26,641	35,192	47,669	64,677

Operating expenses:
Research and development expenses	(26,474)	(22,993)	(54,525)	(46,467)
Sales and marketing expenses	(9,826)	(9,387)	(20,085)	(18,370)
General and administrative expenses	(24,273)	(16,861)	(41,066)	(32,335)
Other operating incomes, net	2,514	3,705	4,294	5,784

Total operating expenses	(58,059)	(45,536)	(111,382)	(91,388)

Loss from operations	(31,418)	(10,344)	(63,713)	(26,711)

Other income
Other non-operating incomes, net	778	1,869	1,556	2,647
Financial income, net	7,305	12,452	18,775	25,259
Foreign exchange gain/(loss), net	937	(257)	903	(362)

(Loss)/profit before income tax expense	(22,398)	3,720	(42,479)	833
Income tax expense	(1,151)	(592)	(2,115)	(1,248)

Net (loss)/profit	(23,549)	3,128	(44,594)	(415)

Net (loss)/profit attributable to Tuya Inc.	(23,549)	3,128	(44,594)	(415)

Net (loss)/profit attributable to ordinary shareholders	(23,549)	3,128	(44,594)	(415)

Net (loss)/profit	(23,549)	3,128	(44,594)	(415)
Other comprehensive (loss)/income
Changes in fair value of long-term investments	(1,053)	(139)	(1,053)	(139)
Transfer out of fair value changes of long-term investments	8,050	–	8,050	(65)
Foreign currency translation	(6,882)	(600)	(5,254)	(1,028)

Total comprehensive (loss)/income attributable to Tuya Inc.	(23,434)	2,389	(42,851)	(1,647)

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2024	2023	2024
Net (loss)/profit attributable to Tuya Inc.	(23,549)	3,128	(44,594)	(415)

Net (loss)/profit attributable to ordinary shareholders	(23,549)	3,128	(44,594)	(415)

Weighted average number of ordinary shares used in computing net loss per share
– Basic	554,945,739	559,710,445	554,472,706	559,421,815
– Diluted	554,945,739	592,735,568	554,472,706	559,421,815

Net (loss)/profit per share attributable to ordinary shareholders
– Basic	(0.04)	0.01	(0.08)	(0.00)
– Diluted	(0.04)	0.01	(0.08)	(0.00)

Share-based compensation expenses were included in:
Research and development expenses	4,006	3,376	8,123	6,882
Sales and marketing expenses	1,620	1,169	3,226	2,554
General and administrative expenses	11,386	10,864	22,983	21,787

14

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2024	2023	2024
Net cash generated from/(used in) operating activities	7,495	11,829	(11,387)	26,319
Net cash generated from/(used in) investing activities	11,489	73,890	(22,335)	90,085
Net cash generated from/(used in) financing activities	104	(104)	(2,067)	150
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(3,791)	(197)	(2,830)	(323)

Net increase/(decrease) in cash and cash equivalents, restricted cash	15,297	85,418	(38,619)	116,231

Cash and cash equivalents, restricted cash at the beginning of period	79,245	529,501	133,161	498,688

Cash and cash equivalents, restricted cash at the end of period	94,542	614,919	94,542	614,919

15

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2024	2023	2024
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(26,474)	(22,993)	(54,525)	(46,467)
Add: Share-based compensation	4,006	3,376	8,123	6,882
Adjusted Research and development expenses	(22,468)	(19,617)	(46,402)	(39,585)

Sales and marketing expenses	(9,826)	(9,387)	(20,085)	(18,370)
Add: Share-based compensation	1,620	1,169	3,226	2,554
Adjusted Sales and marketing expenses	(8,206)	(8,218)	(16,859)	(15,816)

General and administrative expenses	(24,273)	(16,861)	(41,066)	(32,335)
Add: Share-based compensation	11,386	10,864	22,983	21,787
Add: Credit-related impairment of long-term investments	8,050	189	8,050	189
Add: Litigation costs	–	2,100	–	2,100
Adjusted General and administrative expenses	(4,837)	(3,708)	(10,033)	(8,259)

Reconciliation of loss from operations to non-GAAP (loss)/profit from operations
Loss from operations	(31,418)	(10,344)	(63,713)	(26,711)
Add: Share-based compensation expenses	17,012	15,409	34,332	31,223
Add: Credit-related impairment of long-term investments	8,050	189	8,050	189
Add: Litigation costs	–	2,100	–	2,100
Non-GAAP (Loss)/Profit from operations	(6,356)	7,354	(21,331)	6,801

Non-GAAP Operating margin	(11.2)%	10.0%	(20.4)%	5.0%

16

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2024	2023	2024
Reconciliation of net (loss)/profit to non-GAAP net profit/(loss)
Net (loss)/profit	(23,549)	3,128	(44,594)	(415)
Add: Share-based compensation expenses	17,012	15,409	34,332	31,223
Add: Credit-related impairment of long-term investments	8,050	189	8,050	189
Add: Litigation costs	–	2,100	–	2,100
Non-GAAP Net profit/(loss)	1,513	20,826	(2,212)	33,097

Non-GAAP Net margin	2.7%	28.4%	(2.1)%	24.5%

Weighted average number of ordinary shares used in computing non-GAAP net profit/(loss) per share
– Basic	554,945,739	559,710,445	554,472,706	559,421,815

– Diluted	586,513,021	592,735,568	554,472,706	591,970,099

Non-GAAP net profit/(loss) per share attributable to ordinary shareholders
– Basic	0.00	0.04	(0.00)	0.06

– Diluted	0.00	0.04	(0.00)	0.06

17

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

AND

DECLARATION OF SPECIAL DIVIDEND

Tuya Inc. (“Tuya” or the “Company”, HKEX: 2391; NYSE: TUYA), a global leading cloud platform service provider, today announced the unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2024 (the “Reporting Period”), together with comparative figures for the six months ended June 30, 2023 and the declaration of a special cash dividend.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

•	Total revenue was US$134.9 million, up approximately 29.1% year-over-year (for the six months ended June 30, 2023: US$104.5 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$99.9 million, up approximately 33.7% year-over-year (for the six months ended June 30, 2023: US$74.7 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$18.2 million, up approximately 2.1% year-over-year (for the six months ended June 30, 2023: US$17.8 million).

•	Overall gross margin increased to 47.9%, up 2.3 percentage points year-over-year (for the six months ended June 30, 2023: 45.6%). Gross margin of IoT PaaS increased to 47.1%, up 4.6 percentage points year-over-year (for the six months ended June 30, 2023: 42.5%).

•	Operating margin was negative 19.8%, up 41.2 percentage points year-over-year (for the six months ended June 30, 2023: negative 61.0%). Non-GAAP operating margin was 5.0%, up 25.4 percentage points year-over-year (for the six months ended June 30, 2023: negative 20.4%).

•	Net margin was negative 0.3%, up 42.4 percentage points year-over-year (for the six months ended June 30, 2023: negative 42.7%). Non-GAAP net margin was 24.5%, up 26.6 percentage points year-over-year (for the six months ended June 30, 2023: negative 2.1%).

*	For identification purposes only.

•	Net cash generated from operating activities was US$26.3 million, up approximately 331.1% year-over-year (net cash used in operating activities for the six months ended June 30, 2023: US$11.4 million).

•	Total cash, cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,000.1 million as of June 30, 2024, compared to US$984.3 million as of December 31, 2023.

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

•	IoT PaaS customers[1] for the six months ended June 30, 2024 were approximately 2,700 (for the six months ended June 30, 2023: 2,900). Total customers for the six months ended June 30, 2024 were approximately 4,100 (for the six months ended June 30, 2023: 4,300). The Group’s key-account strategy has enabled it to focus on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended June 30, 2024 were 280 (the trailing 12 months ended June 30, 2023: 251). In the six months ended June 30, 2024, the Group’s premium IoT PaaS customers contributed approximately 85.1% (for the six months ended June 30, 2023: 81.1%) of IoT PaaS revenue.

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended June 30, 2024 was 127% (the trailing 12 months ended June 30, 2023: 58%).

•	Registered IoT device and software developers (“registered developers”) were over 1,192,000 as of June 30, 2024, up 20.1% from approximately 993,000 developers as of December 31, 2023.

1.	The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things, DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

Revenue

Total revenue increased by 29.1% to US$134.9 million in the six months ended June 30, 2024 from US$104.5 million in the same period of 2023, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

•	IoT PaaS revenue increased by 33.7% to US$99.9 million in the six months ended June 30, 2024 from US$74.7 million in the same period of 2023, primarily due to reduced downstream inventory backlog, a global economic recovery compared with the same period of 2023, and the Group’s strategic focus on customer needs and product enhancements. As a result, the Company’s DBNER of IoT PaaS for the trailing 12 months ended June 30, 2024 increased to 127% from 58% for the trailing 12 months ended June 30, 2023.

•	SaaS and others revenue increased by 2.1% to US$18.2 million in the six months ended June 30, 2024 from US$17.8 million in the same period of 2023, primarily due to an increase in revenue from cloud software products, partially offset by the decrease in revenue from technical development services. The Group remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue increased by 41.1% to US$16.8 million in the six months ended June 30, 2024 from US$11.9 million in the same period of 2023, primarily due to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

Cost of revenue

Cost of revenue increased by 23.7% to US$70.3 million in the six months ended June 30, 2024 from US$56.8 million in the same period of 2023, generally in line with the increase in the Company’s total revenue.

Gross profit and gross margin

Total gross profit increased by 35.7% to US$64.7 million in the six months ended June 30, 2024 from US$47.7 million in the same period of 2023 and gross margin increased to 47.9% in the six months ended June 30, 2024 from 45.6% in the same period of 2023.

•	IoT PaaS gross margin was 47.1% in the six months ended June 30, 2024, up 4.6 percentage points compared to 42.5% in the same period of 2023, primarily due to the changes in product mix, increased product value, and declined provision recorded for certain slow-moving IoT chips and raw materials inventory in relation to the IoT PaaS business compared to the same period of last year.

•	SaaS and others gross margin was 71.6% in the six months ended June 30, 2024, compared to 74.3% in the same period of 2023, due to the variations in product and service mix.

•	Smart solution gross margin was 27.5% in the six months ended June 30, 2024, compared to 22.1% in the same period of 2023, primarily due to the high-value product solutions the Group provided to its customers during the Reporting Period.

Operating expenses

Operating expenses decreased by 18.0% to US$91.4 million in the six months ended June 30, 2024 from US$111.4 million in the same period of 2023. Non-GAAP operating expenses decreased by 16.1% to US$57.9 million in the six months ended June 30, 2024 from US$69.0 million in the same period of 2023. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures ” in this announcement.

•	Research and development expenses were US$46.5 million in the six months ended June 30, 2024, down 14.8% from US$54.5 million in the same period of 2023, primarily because of the Group’s strategic streamlining of its research and development team and operations. The Group’s total salaried research and development headcount as of June 30, 2024 was 1,035, down 18.4% compared to that as of June 30, 2023. Non-GAAP adjusted research and development expenses in the six months ended June 30, 2024 were US$39.6 million, compared to US$46.4 million in the same period of 2023.

•	Sales and marketing expenses were US$18.4 million in the six months ended June 30, 2024, down 8.5% from US$20.1 million in the same period of 2023, primarily due to the decrease in employee-related costs. Non-GAAP adjusted sales and marketing expenses in the six months ended June 30, 2024 were US$15.8 million, compared to US$16.9 million in the same period of 2023.

•	General and administrative expenses were US$32.3 million in the six months ended June 30, 2024, down 21.3% from US$41.1 million in the same period of 2023, primarily due to the decline in credit-related impairment of long-term investments. Non-GAAP adjusted general and administrative expenses in the six months ended June 30, 2024 were US$8.3 million, compared to US$10.0 million in the same period of 2023.

•	Other operating incomes, net were US$5.8 million in the six months ended June 30, 2024, primarily due to the receipts of software value-added tax refund and various general subsidies for enterprises.

Loss from operations and operating margin

Loss from operations was US$26.7 million in the six months ended June 30, 2024, narrowed by 58.1% compared to US$63.7 million in the same period of 2023. Non-GAAP profit from operations was US$6.8 million in the six months ended June 30, 2024, compared to a non-GAAP loss of US$21.3 million in the same period of 2023.

Operating margin was negative 19.8% in the six months ended June 30, 2024, improved by 41.2 percentage points from negative 61.0% in the same period of 2023. Non-GAAP operating margin was 5.0% in the six months ended June 30, 2024, improved by 25.4 percentage points from negative 20.4% in the same period of 2023.

Net loss and net margin

Net loss was US$0.4 million in the six months ended June 30, 2024, narrowed by 99.1% compared to US$44.6 million in the same period of 2023. The differences between loss from operations and net loss in the six months ended June 30, 2024 was primarily because of a US$25.3 million interest income achieved mainly due to well implemented treasury strategies on the Group’s cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Group had a non-GAAP net profit of US$33.1 million in the six months ended June 30, 2024, compared to a non-GAAP net loss of US$2.2 million in the same period of 2023.

Net margin was negative 0.3% in the six months ended June 30, 2024, improved by 42.4 percentage points from negative 42.7% in the same period of 2023, and non-GAAP net margin was 24.5% in the six months ended June 30, 2024, improved by 26.6 percentage points from negative 2.1% in the same period of 2023.

Basic and diluted net loss per American Depositary Share (“ADS”)

Basic and diluted net loss per ADS was US$0.00 in the six months ended June 30, 2024, compared to US$0.08 in the same period of 2023. Each ADS represents one Class A ordinary share of the Company (the “Class A Ordinary Share(s)”).

Non-GAAP basic and diluted net profit per ADS in the six months ended June 30, 2024 was approximately US$0.06, compared to non-GAAP basic and diluted net loss of US$0.00 in the same period of 2023.

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,000.1 million as of June 30, 2024, compared to US$984.3 million as of December 31, 2023, which the Group believes is sufficient to meet its current liquidity and working capital needs. Please also refer to the section headed “Acquisition(s) of Treasury Securities ” in this announcement for further details regarding the acquisitions of treasury securities by the Group during the Reporting Period.

Net cash generated from operating activities

Net cash generated from operating activities was US$26.3 million in the six months ended June 30, 2024, compared to US$11.4 million of net cash used in operating activities in the same period of 2023. The net cash generated in operating activities in the six months ended June 30, 2024 improved mainly due to the increase in the Company’s revenue, and the decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures ” on page 16 of this announcement.

BUSINESS REVIEW AND OUTLOOK

Business review

IoT PaaS customers for the six months ended June 30, 2024 were approximately 2,700. Total customers for the six months ended June 30, 2024 were approximately 4,100. The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

Premium IoT PaaS customers for the trailing 12 months ended June 30, 2024 were 280. In the six months ended June 30, 2024, the Group’s premium IoT PaaS customers contributed approximately 85.1% of IoT PaaS revenue. The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

DBNER of IoT PaaS for the trailing 12 months ended June 30, 2024 was 127%. The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered IoT device and software developers, or registered developers, were over 1,192,000 as of June 30, 2024, up 20.1% from approximately 993,000 developers as of December 31, 2023.

Outlook

With the stabilizing macroeconomic environment, normalizing downstream inventory levels, and growing demand for consumer electronics, the industry is currently on a positive trajectory. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like generative AI, the Company is confident in its business prospects.

The Company will remain committed to continuously iterating and improving its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, and broader geopolitical uncertainties.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of US$0.4 million and US$44.6 million for the six months ended June 30, 2024 and 2023, respectively. Accumulated deficit amounted to US$575.3 million as of June 30, 2024. However, due to well implementation of the Group’s initiatives to navigate the headwinds and strategies for its long-term development, the Group achieved a net cash generated from operating activities of US$26.3 million for the six months ended June 30, 2024, compared to a net cash used in operating activities of US$11.4 million for the six months ended June 30, 2023.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”). In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the “Global Offering Net Proceeds”), and no over-allotment option was exercised.

As of June 30, 2024, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,000.1 million, compared to US$984.3 million as of December 31, 2023.

2.	Interest-bearing bank and other borrowings

As of June 30, 2024, the Group did not have any interest-bearing bank and other borrowings.

3.	Pledge of assets

As of June 30, 2024, the Group did not have any pledge of assets.

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2024, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2023: nil).

5.	Material investments

For the six months ended June 30, 2024, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2024) save and except for (i) time deposits of US$262.1 million presented as short-term investment and long-term investments according to the applicable accounting standards and (ii) the acquisitions of treasury securities by the Group as referred to below. As of June 30, 2024, the Group did not have other plans for material investments and capital assets.

Acquisition(s) of Treasury Securities

Reference is made to the announcements (the “Announcements”) and circular (the “Circular”) of the Company dated May 14, 2024 and May 21, 2024, respectively. The Group acquired treasury securities for the six months ended June 30, 2024 and proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Announcements and Circular.

As at the date of this announcement, the Group acquired treasury securities under such mandate at an aggregate acquisition amount of approximately US$123.2 million. Save as aforementioned, the Group did not acquire any other treasury securities as at the date of this announcement.

6.	Capital expenditure commitments

As of June 30, 2024, the Group did not have any capital expenditure commitments.

7.	Contingent liabilities

As of June 30, 2024, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the six months ended June 30, 2024.

9.	Risk management

Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2024, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s salaried employees by function as of June 30, 2024:

Number of
Function	Employees
Research and development	1,041
Sales and marketing	302
General and administrative, and others	107
Total	1,450

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program, aiming to promote healthy work and healthy life of employees.

CORPORATE GOVERNANCE

The board (the “Board”) of directors (the “Directors” and each, a “Director”) of the Company is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

For the six months ended June 30, 2024, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the six months ended June 30, 2024.

Audit Committee

The audit committee of the Company (the “Audit Committee”) comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company (the “Auditor”), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

Auditor’s Procedures Performed on this Announcement

The independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

OTHER INFORMATION

Declaration of Special Dividend and Record Date

On August 26, 2024, the Board has approved the declaration and distribution of a special dividend (the “Special Dividend”) of US$0.0589 per ordinary share, or US$0.0589 per ADS, to such holders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the Special Dividend will be approximately US$33 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors.

In order to qualify for the Special Dividend, with respect to ordinary shares registered on the Company’s Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Wednesday, September 11, 2024, Hong Kong time; and with respect to the ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Tuesday, September 10, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement.

The payment date is expected to be on or around October 9, 2024 for holders of ordinary shares, and on or around October 15, 2024 for holders of ADSs.

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds (as defined above) of approximately HK$70.0 million. As of the date of this announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 22, 2022 (the “Prospectus”).

As at June 30, 2024, the Company had utilized the net proceeds as set out in the table below:

	Percentage of the total net proceeds raised from the Listing	Planned use of proceeds in the same manner and proportion as stated in the Prospectus	Net proceeds unutilized as at December 31, 2023	Actual use of proceeds during the Reporting Period	Net proceeds unutilized as at June 30, 2024	Expected timeframe for utilizing the
	Approximate (%)	Approximate (HK$ million)	Approximate (HK$ million)	Approximate (HK$ million)	Approximate (HK$ million)	remaining unutilized net proceeds
To enhance our IoT technologies and infrastructure	30%	21.0	14.7	2.1	12.6	Over the course of the next three and a half years
To expand and enhance our product offerings	30%	21.0	14.7	2.1	12.6	Over the course of the next three and a half years
For marketing and branding activities	15%	10.5	7.3	1.1	6.2	Over the course of the next three and a half years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies	15%	10.5	7.3	1.1	6.2	Over the course of the next three and a half years
For general corporate purposes and working capital needs	10%	7.0	4.9	0.7	4.2	Over the course of the next three and a half years

Total	100%	70.0	48.9	7.1	41.8

Purchase, Sale and Redemption of the Company’s Listed Securities

During the Reporting Period, the Company repurchased 223,773 ADSs representing the same number of Class A Ordinary Shares (the “Repurchased Shares”) from the open market for a total consideration of US$0.4 million. As of the date of this announcement, the Repurchased Shares are pending cancellation, and would not receive the Special Dividend.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange (including sale of treasury shares) during the Reporting Period. As of the date of this announcement, the Company does not hold any treasury shares.

Important Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2024 and up to the date of this announcement.

Contingencies

As disclosed in the announcement of the Company dated July 26, 2023 and in the Form 20-F of the Company for the fiscal year 2022 which was published on April 26, 2023, the Company was named as a defendant in a putative securities class action lawsuit initiated in August 2022. The Company filed a motion to dismiss the action in May 2023. On March 5, 2024 (U.S. Eastern Time), the court entered an order granting the Company’s motion to dismiss in part and denying it in part. On April 25, 2024, the Company further filed a motion for judgment on the pleadings pursuant to Rule 12(c), seeking to dismiss the remaining claims based on the parties’ pleadings. As of the date of this announcement, the lawsuit is still ongoing.

Publication of Interim Results Announcement and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://ir.tuya.com. The interim report of the Company for the six months ended June 30, 2024 and containing all the information required by the Listing Rules will be dispatched to the shareholders of the Company (if appropriate) and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya’s non-GAAP measures to the most comparable U.S. GAAP measures are included at the end of this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, August 26, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors; and Mr. HUANG Sidney Xuande,Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
	Note	2023	2024
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		498,688	614,767
Restricted cash		–	152
Short-term investments		291,023	175,218
Accounts receivable, net	7	9,214	6,763
Notes receivable, net		4,955	7,271
Inventories, net		32,865	28,088
Prepayments and other current assets, net		11,053	19,027

Total current assets		847,798	851,286

Non-current assets:
Property, equipment and software, net		2,589	2,394
Operating lease right-of-use assets, net		7,647	6,007
Long-term investments		207,489	220,401
Other non-current assets, net		877	9,562

Total non-current assets		218,602	238,364

Total assets		1,066,400	1,089,650

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	11,577	11,638
Advance from customers		31,776	32,299
Deferred revenue, current		6,802	6,504
Accruals and other current liabilities		32,807	30,625
Income tax payable		689	–
Lease liabilities, current		3,883	3,872

Total current liabilities		87,534	84,938

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
	Note	2023	2024
		US$	US$
Non-current liabilities:
Lease liabilities, non-current		3,904	2,120
Deferred revenue, non-current		506	425
Other non-current liabilities		3,891	2,300

Total non-current liabilities		8,301	4,845

Total liabilities		95,835	89,783

Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 504,387,299 and 504,387,299 shares issued as of December 31, 2023 and June 30, 2024, respectively; 487,591,968 and 489,654,195 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)		25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 70,205,300 and 70,205,300 issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)		4	4
Treasury stock (US$0.00005 par value; 16,795,331 and 14,733,104 shares as of December 31, 2023 and June 30, 2024, respectively)		(53,630)	(43,628)
Additional paid-in capital		1,616,105	1,637,052
Accumulated other comprehensive loss		(17,091)	(18,323)
Accumulated deficit		(574,848)	(575,263)

Total shareholders’ equity		970,565	999,867

Total liabilities and shareholders’ equity		1,066,400	1,089,650

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
		June 30,	June 30,
	Note	2023	2024
Revenue	3	104,489	134,941
Cost of revenue		(56,820)	(70,264)

Gross profit		47,669	64,677

Operating expenses:
Research and development expenses		(54,525)	(46,467)
Sales and marketing expenses		(20,085)	(18,370)
General and administrative expenses		(41,066)	(32,335)
Other operating incomes, net		4,294	5,784

Total operating expenses		(111,382)	(91,388)

Loss from operations		(63,713)	(26,711)

Other income
Other non-operating incomes, net		1,556	2,647
Financial income, net		18,775	25,259
Foreign exchange gain/(loss), net		903	(362)

(Loss)/profit before income tax expense		(42,479)	833
Income tax expense	4	(2,115)	(1,248)

Net loss		(44,594)	(415)

Net loss attributable to Tuya Inc.		(44,594)	(415)

Net loss attributable to ordinary shareholders		(44,594)	(415)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
		June 30,	June 30,
	Note	2023	2024
Net loss		(44,594)	(415)

Other comprehensive loss
Changes in fair value of long-term investments		(1,053)	(139)
Transfer out of fair value changes of long-term investments		8,050	(65)
Foreign currency translation		(5,254)	(1,028)

Total comprehensive loss attributable to Tuya Inc.		(42,851)	(1,647)

Net loss attributable to Tuya Inc.		(44,594)	(415)

Net loss attributable to ordinary shareholders		(44,594)	(415)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	6	554,472,706	559,421,815

Net loss per share attributable to ordinary shareholders-basic and diluted	6	(0.08)	(0.00)

Share-based compensation expenses were included in:
Research and development expenses		8,123	6,882
Sales and marketing expenses		3,226	2,554
General and administrative expenses		22,983	21,787

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
		June 30,	June 30,
	Note	2023	2024
Net cash (used in)/generated from operating activities		(11,387)	26,319
Net cash (used in)/generated from investing activities		(22,335)	90,085
Net cash (used in)/generated from financing activities		(2,067)	150
Effect of exchange rate changes on cash and cash equivalents, restricted cash		(2,830)	(323)

Net (decrease)/increase in cash and cash equivalents, restricted cash		(38,619)	116,231

Cash and cash equivalents, restricted cash at the beginning of period		133,161	498,688

Cash and cash equivalents, restricted cash at the end of period		94,542	614,919

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart solution”).

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group’s condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. All rights and obligations, clause, and terms regarding VIE accounting and consolidation basis remained the same. The VIE continues to be under Wang Xueji’s control during the periods presented.

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the six months ended June 30, 2023 and 2024.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2024, results of operations and cash flows for the six months ended June 30, 2023 and 2024. The consolidated balance sheet at December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

3.	REVENUES

The Group’s revenue was disaggregated by its major revenue streams in the six months presented as follows:

	Six months Ended June 30,
	2023	2024
	US$	US$
IoT PaaS	74,730	99,898
Smart solution	11,937	16,839
SaaS and others	17,822	18,204
Total revenue	104,489	134,941

4.	TAXATION Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong.

PRC

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new CIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in November 2018, and renewed in December 2021. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from the years ended December 31, 2018 to 2023, to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. As of June 30, 2024, the re-apply HNTE certificate of the WFOE has been in the process of renewal.

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2023 and June 30, 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2023 and 2024.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act.

The Company assessed the impact of Tax Act and concluded that it was not material to the Company.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Composition of income tax expense

The components of loss/(profit) before tax are as follow:

	Six months Ended June 30,
	2023	2024
	US$	US$
Loss/(profit) before tax
Loss from PRC entities	44,212	15,251
Profit from overseas entities	(1,733)	(16,084)

Total loss/(profit) before tax	42,479	(833)

	Six months Ended June 30,
	2023	2024
	US$	US$
Current income tax expense	2,115	1,248
Deferred income tax	–	–

Total income tax expense	2,115	1,248

Reconciliation of the differences between statutory tax rate and the effective tax rate.

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Six months Ended June 30,
	2023	2024
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	-3.4%	-215.1%
Effect of preferential tax rate for qualified HNTE entities (1)	-5.9%	6.6%
Additional deduction for research and development expenditures	15.1%	-229.4%
Share-based compensation	-14.9%	576.5%
Permanent book-tax differences	-0.3%	-103.4%
Change in valuation allowance (2)	-20.6%	89.6%

Effective tax rates	-5.0%	149.8%

(1)	The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2)	Valuation allowance for the six months ended June 30, 2023 and 2024 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

5.	DIVIDENDS

The board of directors of the Company did not recommend the distribution of any interim dividend for the six months ended June 30, 2023 and 2024.

6.	BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the six months ended June 30, 2023 and 2024 are calculated as follows:

	Six months Ended June 30,
	2023	2024
	US$	US$
Basic and diluted net loss per share calculation
Numerator:
Net loss attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(44,594)	(415)

Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	554,472,706	559,421,815

Net loss per share attributable to ordinary shareholders:
– Basic and Diluted	(0.08)	(0.00)

7.	ACCOUNTS RECEIVABLE, NET

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
Accounts receivable, gross	12,581	10,730
Less: allowance for doubtful accounts/allowance for credit losses	(3,367)	(3,967)

Total accounts receivable, net	9,214	6,763

The Group recorded the allowance for credit losses of US$981 and US$621, respectively, under ASU 2016-13  Financial instruments – credit losses for the six months ended June 30, 2023 and 2024. An aging analysis based on relevant invoice dates is as follows:

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
0-3 months	5,518	4,868
3-6 months	1,002	572
6-12 months	2,238	1,377
Over 1 year	3,823	3,913

Total accounts receivable, gross	12,581	10,730

8.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
Total accounts payable	11,577	11,638

An aging analysis based on relevant invoice dates is as follows:

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
0-3 months	11,153	11,298
3-6 months	44	5
6-12 months	58	23
Over 1 year	322	312

Total accounts payable	11,577	11,638

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO

THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30,	June 30,
	2023	2024
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(54,525)	(46,467)
Add: Share-based compensation	8,123	6,882
Adjusted Research and development expenses	(46,402)	(39,585)

Sales and marketing expenses	(20,085)	(18,370)
Add: Share-based compensation	3,226	2,554
Adjusted Sales and marketing expenses	(16,859)	(15,816)

General and administrative expenses	(41,066)	(32,335)
Add: Share-based compensation	22,983	21,787
Add: Credit-related impairment of long-term investments	8,050	189
Add: Litigation costs	–	2,100
Adjusted General and administrative expenses	(10,033)	(8,259)

Reconciliation of loss from operations to non-GAAP (loss)/profit from operations
Loss from operations	(63,713)	(26,711)
Add: Share-based compensation expenses	34,332	31,223
Add: Credit-related impairment of long-term investments	8,050	189
Add: Litigation costs	–	2,100
Non-GAAP (Loss)/Profit from operations	(21,331)	6,801

Non-GAAP Operating margin	(20.4)%	5.0%

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO

THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES
(CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30,	June 30,
	2023	2024
Reconciliation of net loss to non-GAAP net (loss)/profit
Net loss	(44,594)	(415)
Add: Share-based compensation expenses	34,332	31,223
Add: Credit-related impairment of long-term investments	8,050	189
Add: Litigation costs	–	2,100
Non-GAAP Net (loss)/profit	(2,212)	33,097

Non-GAAP Net margin	(2.1)%	24.5%

Weighted average number of ordinary shares used in computing non-GAAP net (loss)/profit per share
– Basic	554,472,706	559,421,815
– Diluted	554,472,706	591,970,099

Non-GAAP net (loss)/profit per share attributable to ordinary shareholders
– Basic	(0.00)	0.06
– Diluted	(0.00)	0.06